UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

Commission file number 001-13913

WADDELL & REED FINANCIAL, INC.

401(K) AND THRIFT PLAN

(Full title of the Plan)

WADDELL & REED FINANCIAL, INC.

6300 Lamar Avenue

Overland Park, Kansas 66202

913-236-2000

(Name of issuer of securities held pursuant to the Plan)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Plan Administrators
Waddell & Reed Financial, Inc.
   401(k) and Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan’s management. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG, LLP

Kansas City, MO
June 25, 2008

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Investments at fair value (note 3)	$130,704,232	103,868,769
Contributions receivable from participants	211,082	178,414
Contributions receivable from participating employers	314,055	276,072
Net assets available for benefits	$131,229,369	104,323,255

See accompanying notes to financial statements.

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Investment income:
Dividends – stock	$219,644	203,473
Dividends – mutual funds	8,931,043	5,868,578
Net appreciation in the fair value of investments (note 3)	12,940,149	6,214,376
Investment income	22,090,836	12,286,427
Contributions (note 4):
Participant	7,787,347	6,962,918
Employer	3,477,591	3,166,141
Participant rollovers	167,159	453,606
Total contributions	11,432,097	10,582,665
Benefits paid to participants	(6,616,819)	(7,774,597)
Net increase	26,906,114	15,094,495
Net assets available for benefits:
Beginning of year	104,323,255	89,228,760
End of year	$131,229,369	104,323,255

See accompanying notes to financial statements.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)                     Description of Plan

The following brief description of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

(a)                      General

The Plan is a defined contribution plan covering substantially all employees of Waddell & Reed Financial, Inc. and subsidiaries who have 12 months of consecutive service and no less than 1,000 hours of service for Waddell & Reed Financial, Inc. or a subsidiary. The Plan complies with the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Plan administration is accomplished through a committee of four persons who have authority to arbitrate disputes and settle claims arising under the Plan.

(b)                      Contributions

Participants are allowed to make yearly pretax and after-tax contributions not to exceed a maximum of 92% of eligible earnings to the Plan. Each participant is allowed to make “matched contributions” ranging from 1% to 5% of eligible earnings to the 401(k) and Roth 401(k) components of the Plan. The Plan also provides for a matching employer contribution of 100% of the first 3% of the participant’s contribution and a 50% match of the next 2% of the participant’s contribution. Participants can make “unmatched contributions” to the 401(k) and Roth 401(k) components of the Plan not to exceed eligible earnings less required social security tax withholdings. Each eligible participant can make “unmatched contributions” ranging from 1% to 6% of eligible earnings to the thrift component (after-tax) of the Plan.

Participants direct the investment of participant and employer matching contributions among investment options available under the Plan.

(c)                       Participant Accounts

Each participant’s account is credited with their contribution, the employer’s matching contribution, and Plan earnings on their participant and employer account balances. The benefit to which a participant is entitled is the benefit that can be provided from their vested account.

(d)                      Vesting

Participants vest immediately in their contributions, employer matching contributions, and actual earnings thereon.

(e)                       Participant Loans

Participant loans are not permitted.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(f)                         Payment of Benefits

On termination of service due to death, disability, or retirement, a participant is paid a joint and 50% survivor annuity, unless the participant chooses a lump-sum distribution. For termination of service for any other reason, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(2)                     Summary of Significant Accounting Policies

(a)                      New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. It is not expected that the adoption of SFAS No. 157 on January 1, 2008 will have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

(b)                      Basis of Presentation

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) and present the net assets available for benefits and changes in those net assets of the Plan using the accrual method of accounting.

The Plan allows contributions to be invested in Waddell & Reed Financial, Inc. Class A common stock and certain mutual fund shares of (i) the Waddell & Reed Advisors Group of Mutual Funds and (ii) Ivy Funds, Inc. and the Ivy Funds trust (collectively, the “Ivy Funds”). Waddell and Reed Investment Management Company, a participating employer in the Plan, and Ivy Investment Management Company (formerly, Waddell & Reed Ivy Investment Company) manage the Waddell & Reed Advisors Group of Mutual Funds and the Ivy Funds, respectively. Fiduciary Trust Company of New Hampshire serves as the trustee for the Plan.

The Plan had 1,531 and 1,442 participants at December 31, 2007 and 2006, respectively. At December 31, 2007, 239 of the 1,531 participants in the Plan were former employees who had elected not to withdraw from the Plan. At December 31, 2006, 263 of the 1,442 participants in the Plan were former employees who had elected not to withdraw from the Plan.

(c)                       Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(d)                      Investment Valuation and Income Recognition

The Plan’s investments in common stock are stated at fair value. The Plan’s investments in mutual fund shares are stated at net asset value. Quoted market prices are used to value investments.

Purchases and sales of securities are recorded on a trade-date basis (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

(e)                       Payment of Benefits and Administrative Expenses

Benefits are recorded when paid. Administrative expenses are paid by the participating employers listed in note 4.

(3)                     Plan Investments

The following presents the number of shares and fair value of common stock and mutual fund investments held by the Plan as of December 31, 2007 and 2006. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	Number
December 31, 2007	of shares	Fair value
Waddell & Reed Financial, Inc. Class A common stock	250,294	$9,033,110
Cash	—	157,512

Waddell & Reed Advisors Group of Mutual Funds shares:
Asset Strategy	1,019,544	12,968,598
Cash Management	9,057,814	9,057,814
Core Investment	1,450,095	9,063,094
New Concepts	625,008	7,643,842
Science and Technology	774,702	9,218,949
Vanguard	641,492	6,831,888
Other Funds	3,802,413	30,831,118
Total Waddell & Reed Advisors Group of Mutual Funds shares		85,615,303

Ivy Group of Mutual Funds shares:
Global Natural Resources	210,769	8,264,235
Other Funds	1,370,555	27,634,072
Total Ivy Group of Mutual Funds shares		35,898,307
Total investments		$130,704,232

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

	Number
December 31, 2006	of shares	Fair value
Torchmark Corporation common stock	30,735	$1,959,663
Waddell & Reed Financial, Inc. Class A common stock	274,054	7,498,117
Cash	—	233,901
Waddell & Reed Advisors Group of Mutual Funds shares:
Asset Strategy	728,691	6,864,271
Cash Management	6,667,536	6,667,536
Core Investment	1,423,110	8,752,127
New Concepts	635,433	7,288,414
Science and Technology	648,056	7,510,974
Other Funds	4,176,458	32,768,141
Total Waddell & Reed Advisors Group of Mutual Funds shares		69,851,463
Ivy Group of Mutual Funds shares (various funds)	1,225,425	24,325,625
Total investments		$103,868,769

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated by $12,940,149 and $6,214,376, respectively, as follows:

	2007	2006
Torchmark Corporation common stock	$(35,026)	266,647
Waddell & Reed Financial, Inc. Class A common stock	2,533,225	1,839,672
Waddell & Reed Advisors Group of Mutual Funds:
Accumulative	594,588	489,834
Asset Strategy	2,772,294	(59,774)
Bond	20,859	(3,690)
Continental Income	35,941	34,376
Core Investment	169,187	114,291
Dividend Income	175,642	91,296
Energy	391,538	(24,866)
Global Bond	214,602	46,337
Government Securities	30,150	(13,893)
High Income	(65,445)	13,940
International Growth	1,037,060	857,272
Limited-Term Bond	6,282	414
New Concepts	506,655	663,900
Retirement Shares	85,448	30,681
Science and Technology	257,104	42,906
Small Cap	(195,037)	(320,071)
Value	(151,628)	170,966
Vanguard	884,878	(309,992)
Total Waddell & Reed Advisors Group of Mutual Funds	6,770,118	1,823,927

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

	2007	2006
Ivy Group of Mutual Funds:
Asset Strategy	$918,660	152,321
Bond	(1,069)	81
Capital Appreciation	40,062	180
Core Equity	10,319	11,953
Cundill Global Value	(172,020)	86,228
European Opportunities	(45,607)	410,090
Global Natural Resources	1,594,326	442,590
High Income	(7,704)	6,795
International Balanced	244,092	54,293
International Growth	25,378	207,583
International Value	67,778	62,998
Large Cap Growth	320,510	35,186
Limited-Term Bond	2,367	294
Mid Cap Growth	74,167	39,113
Mortgage Securities	(6,873)	(103)
Pacific Opportunities	849,222	455,634
Real Estate Securities	(421,970)	233,277
Science and Technology	303,046	159,362
Small Cap Growth	(72,245)	(103,341)
Small Cap Value	(50,607)	29,596
Total Ivy Group of Mutual Funds	3,671,832	2,284,130
Net appreciation	$12,940,149	6,214,376

(4)                     Contributions by Participants and Participating Employers

The contributions of participants and each participating employer to the Plan for the years ended December 31 are as follows:

	2007		2006
	Participant	Employer	Participant	Employer
Waddell & Reed Financial, Inc.	$145,878	58,256	140,623	55,991
Waddell & Reed, Inc.	3,957,756	1,587,815	3,468,261	1,415,285
Waddell & Reed Investment Management Company	1,255,429	610,823	1,173,703	566,643
Waddell & Reed Services Company	1,272,682	630,642	1,116,081	564,868
The Legend Group of Companies	457,738	209,734	393,966	200,014
Austin Calvert & Flavin, Inc.	89,160	48,873	131,631	71,971
Ivy Funds Distributor, Inc.	608,704	331,448	538,653	291,369
	$7,787,347	3,477,591	6,962,918	3,166,141

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(5)                     Related-Party Transactions

Plan investments include shares of mutual funds managed by Waddell & Reed Investment Management Company and Ivy Investment Management Company, as well as shares of Waddell & Reed Financial, Inc. Class A common stock. Waddell & Reed Financial, Inc. and its affiliates are the sponsors, as defined by the Plan, and therefore, these transactions qualify as party in interest.

(6)                     Plan Termination

Although it has not expressed any intent to do so, Waddell & Reed Financial, Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants would immediately become fully vested in their employer contributions, and Plan assets would be distributed.

(7)                     Tax Status

The Internal Revenue Service has determined and informed Waddell & Reed Financial, Inc. by a letter dated April 24, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel are not aware of any activity or transactions that would adversely affect the qualified status of the Plan.

(8)                     Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(9)                     Reconciliation of Financial Statements to Form 5500

At December 31, 2007 and 2006, certain participants whose account balances totaled $131,519 and $1,816, respectively, notified the Plan Administrator that they had elected to withdraw from the Plan; however, the Plan distribution was not made until the following Plan year. These amounts are presented herein as a component of net assets in the accompanying financial statements, but are presented as liabilities of the Plan on Form 5500.

The following is a reconciliation of net assets available for Plan benefits from the financial statements to Form 5500 at December 31, 2007 and 2006:

	2007	2006
Net assets available for Plan benefits per the financial statements	$131,229,369	104,323,255
Amounts allocated to withdrawing participants	(131,519)	(1,816)
Net assets available for Plan benefits per the Form 5500	$131,097,850	104,321,439

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the years ended December 31, 2007 and 2006:

	2007	2006
Distributions to participants per the financial statements	$6,616,819	7,774,597
Add: Amounts allocated to withdrawing participants at December 31, 2007	131,519	1,816
Less: Amounts allocated to withdrawing participants at December 31, 2006	(1,816)	—
Distributions paid to participants per the Form 5500	$6,746,522	7,776,413

Schedule 1

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Schedule of Assets Held for Investment Purposes

December 31, 2007

Identity of issuer, borrower, lessor, or similar party		Description of investment		Current value
	Cash	—		$157,512
*	Waddell & Reed Financial, Inc.	250,294	shares of Class A common stock	9,033,110
				9,190,622
*	Waddell & Reed Advisors Group of Mutual Funds	572,695	shares of Accumulative	4,959,536
*	Waddell & Reed Advisors Group of Mutual Funds	1,019,544	shares of Asset Strategy	12,968,598
*	Waddell & Reed Advisors Group of Mutual Funds	308,639	shares of Bond	1,904,302
*	Waddell & Reed Advisors Group of Mutual Funds	9,057,814	shares of Cash Management	9,057,814
*	Waddell & Reed Advisors Group of Mutual Funds	96,333	shares of Continental Income	816,905
*	Waddell & Reed Advisors Group of Mutual Funds	1,450,095	shares of Core Investment	9,063,094
*	Waddell & Reed Advisors Group of Mutual Funds	92,668	shares of Dividend Income	1,625,405
*	Waddell & Reed Advisors Group of Mutual Funds	86,475	shares of Energy	1,343,820
*	Waddell & Reed Advisors Group of Mutual Funds	1,045,933	shares of Global Bond	4,058,221
*	Waddell & Reed Advisors Group of Mutual Funds	338,468	shares of Government Securities	1,864,960
*	Waddell & Reed Advisors Group of Mutual Funds	202,113	shares of High Income	1,428,941
*	Waddell & Reed Advisors Group of Mutual Funds	505,243	shares of International Growth	5,759,772
*	Waddell & Reed Advisors Group of Mutual Funds	625,008	shares of New Concepts	7,643,842
*	Waddell & Reed Advisors Group of Mutual Funds	53,142	shares of Retirement Shares	513,356
*	Waddell & Reed Advisors Group of Mutual Funds	774,702	shares of Science and Technology	9,218,949
*	Waddell & Reed Advisors Group of Mutual Funds	314,308	shares of Small Cap	4,205,447
*	Waddell & Reed Advisors Group of Mutual Funds	186,396	shares of Value	2,350,453
*	Waddell & Reed Advisors Group of Mutual Funds	641,492	shares of Vanguard	6,831,888
	Total Waddell & Reed Advisors Group of Mutual Funds			85,615,303
*	Ivy Group of Mutual Funds	138,711	shares of Asset Strategy	3,864,481
*	Ivy Group of Mutual Funds	6,672	shares of Bond	67,721
*	Ivy Group of Mutual Funds	78,822	shares of Capital Appreciation	885,168
*	Ivy Group of Mutual Funds	22,765	shares of Core Equity	252,231
*	Ivy Group of Mutual Funds	135,219	shares of Cundill Global Value	1,922,819
*	Ivy Group of Mutual Funds	76,433	shares of European Opportunities	2,956,410
*	Ivy Group of Mutual Funds	210,769	shares of Global Natural Resources	8,264,235
*	Ivy Group of Mutual Funds	27,642	shares of High Income	234,132
*	Ivy Group of Mutual Funds	50,033	shares of International Balanced	862,065
*	Ivy Group of Mutual Funds	50,226	shares of International Core Equity	935,707
*	Ivy Group of Mutual Funds	29,029	shares of International Growth	1,187,874
*	Ivy Group of Mutual Funds	94,735	shares of Large Cap Growth	1,439,030
*	Ivy Group of Mutual Funds	12,263	shares of Limited-Term Bond	126,432
*	Ivy Group of Mutual Funds	37,988	shares of Mid Cap Growth	555,764
*	Ivy Group of Mutual Funds	25,068	shares of Mortgage Securities	257,954
*	Ivy Group of Mutual Funds	243,041	shares of Pacific Opportunities	5,329,899
*	Ivy Group of Mutual Funds	66,848	shares of Real Estate Securities	1,294,178
*	Ivy Group of Mutual Funds	93,520	shares of Science And Technology	2,996,378
*	Ivy Group of Mutual Funds	146,363	shares of Small Cap Growth	1,955,410
*	Ivy Group of Mutual Funds	35,177	shares of Small Cap Value	510,419
	Total Ivy Group of Mutual Funds			35,898,307
	Total investments			$130,704,232

* Indicates party-in-interest investment.

See accompanying independent auditors’ report.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Overland Park, State of Kansas, on June 25, 2008.

WADDELL & REED FINANCIAL, INC.
401(K) AND THRIFT PLAN

By:	/s/ Daniel P. Connealy
Daniel P. Connealy, Member
Administrative Committee

By:

/s/ Michael D. Strohm

Michael D. Strohm, Member
Administrative Committee

By:

/s/ John E. Sundeen, Jr.

John E. Sundeen, Jr., Member
Administrative Committee

By:	/s/ William D. Howey, Jr.
William D. Howey, Jr., Member
Administrative Committee